Term sheet To prospectus dated May 8, 2006, preliminary prospectus supplement dated May 8, 2006	Term Sheet to Prospectus Supplement Registration Statement No. 333-133890 Dated May 9, 2006 Filed Pursuant to Rule 433
SanDisk Corporation
$1,000,000,000
aggregate principal amount of
1.00% Convertible Senior Notes due 2013
This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated May 8, 2006 and the prospectus dated May 8, 2006 (including the documents incorporated by reference in the preliminary prospectus supplement and the prospectus) relating to these securities.

Issuer:	SanDisk Corporation
NASDAQ Ticker for Common Stock:	SNDK
Title of securities:	1.00% Convertible Senior Notes due 2013
Aggregate principal amount offered:	$1.0 billion
Principal amount per note:	$1,000
Issue price:	100%
Over-allotment option:	$150.0 million
Aggregate Underwriting Compensation:	$20.0 million (excluding option to purchase up to $150.0 million of additional convertible senior notes)
Proceeds Net of Aggregate Underwriting Compensation:	$980.0 million (excluding option to purchase up to $150.0 million of additional convertible senior notes)
Interest rate:	1.00% per annum
Reference price:	$63.35
Conversion premium:	30% over NASDAQ closing price on May 9, 2006
Conversion price:	$82.36 per share of common stock
Number of shares of common stock initially issuable upon conversion:	12,142,600 shares of common stock
Conversion rate:	12.1426 shares of common stock per $1,000 aggregate principal amount of convertible senior notes
Trustee:	The Bank of New York
Interest payment dates:	May 15 and November 15 of each year, beginning November 15, 2006
Maturity:	May 15, 2013
Optional	None

Redemption:
Conversion rights:	Holders may freely convert their notes on or after February 15, 2013. Prior to February 15, 2013, holders may convert their notes only:
•	if during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; or

•	if during any calendar quarter after the calendar quarter ending June 30, 2006, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or

•	upon the occurrence of specified corporate transactions described in the Preliminary Prospectus Supplement.

Fundamental Change:	Adjustment to conversion ratio upon fundamental change. See below.
Use of proceeds:	Issuer expects to receive approximately $978,500,000 after deducting estimated fees and expenses and underwriting discounts.

Issuer intends to use approximately $67,320,000 of the net proceeds from the offering to enter into convertible note hedge and warrant transactions on approximately 12,142,600 shares of its common stock to limit exposure to potential dilution from conversion of the notes, and the remaining proceeds will be used for general corporate purposes, including capital expenditures for new and existing manufacturing facilities, development of new technologies, general working capital and other non-manufacturing capital expenditures. The net proceeds may also be used to fund strategic investments or acquisitions of products, technologies or complementary businesses or to obtain the right or license to use additional technologies. The Issuer currently has no commitments or agreements for any specific acquisitions, investments or licenses.

Listing:	None
Trade date:	May 9, 2006
Settlement date:	May 15, 2006
CUSIP:	80004C AC 5
ISIN:	US80004CAC55
Underwriters:	Morgan Stanley & Co. Incorporated Goldman, Sachs & Co. Thomas Weisel Partners LLC

Adjustment to conversion rate upon Fundamental Change:	The following table sets forth the Stock Price, Effective Date and number of additional shares issuable per $1,000 principal amount of notes upon conversions in connection with a Fundamental Change:

Stock Price
Effective Date	$63.35	$65.00	$70.00	$75.00	$80.00	$90.00	$100.00	$110.00	$125.00	$150.00	$200.00	$250.00	$300.00
May 15, 2006	3.6427	3.4844	3.0408	2.6725	2.3634	1.8785	1.5200	1.2485	0.9510	0.6338	0.3168	0.1736	0.1002
May 15, 2007	3.6427	3.5441	3.0746	2.6863	2.3618	1.8560	1.4853	1.2072	0.9058	0.5899	0.2833	0.1499	0.0836
May 15, 2008	3.6427	3.5888	3.0898	2.6790	2.3376	1.8098	1.4272	1.1437	0.8410	0.5310	0.2417	0.1221	0.0651
May 15, 2009	3.6427	3.6101	3.0765	2.6401	2.2799	1.7288	1.3360	1.0495	0.7500	0.4532	0.1914	0.0907	0.0455
May 15, 2010	3.6427	3.5985	3.0221	2.5548	2.1728	1.5973	1.1967	0.9118	0.6234	0.3522	0.1332	0.0578	0.0267
May 15, 2011	3.6427	3.5309	2.8964	2.3887	1.9798	1.3797	0.9785	0.7058	0.4456	0.2235	0.0713	0.0278	0.0118
May 15, 2012	3.6393	3.3548	2.6208	2.0470	1.5992	0.9791	0.6041	0.3779	0.1945	0.0749	0.0210	0.0088	0.0037
May 15, 2013	3.6427	3.2420	2.1431	1.1907	0.3574	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If the Stock Price is between two Stock Prices in the table or the Effective Date is between two Effective Dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower Stock Prices and the two Effective Dates, as applicable, based on a 365-day year. In addition, if the Stock Price is less than $63.35 or in excess of $300.00 per share, subject to adjustment, the issuer is not required to increase the conversion rate. In no event, however, will the total number of shares issuable upon conversion of a note exceed 15.7853 per $1,000 principal amount of notes, subject to adjustments.
The issuer has filed a registration statement (including a prospectus dated May 8, 2006, and a preliminary prospectus supplement dated May 8, 2006) with the SEC for the offering to which this communication relates, and will file a final prospectus supplement. Before you invest, you should read the prospectus and prospectus supplements in that registration statement and other documents and incorporated by reference into that registration statement that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, if you are a retail investor, toll-free 1-800-584-6837 or if you are an institutional investor by calling toll-free 1-866-718-1649.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.